UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DriveWealth Institutional,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Gonoud	(929) 715-2060	pgonoud@drivewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

757 Third Ave, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Gonoud _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveWealth Institutional, LLC _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Timothy Russo
Notary Public State of NY
county of NY
No. 02RU0033494 Exp. 2/5/29

~~Timothy Russo~~
Notary Public

Signature: _Paul Gonoud_

Title:
Director, FINOP

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DRIVEWEALTH INSTITUTIONAL, LLC

**Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm**

For the Fiscal Year Ended December 31, 2024

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

DRIVEWEALTH INSTITUTIONAL, LLC
STATEMENT OF FINANCIAL CONDITION
INDEX
FOR THE YEAR ENDED DECEMBER 31, 2024

	Page
Report of Independent Registered Public Accounting Firm	1-2
Financial Statements:	
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4 - 8



GRANT THORNTON LLP

757 Third Ave., 9th Floor
New York, NY 10017

D +1 212 599 0100
F 1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DriveWealth Institutional, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of DriveWealth Institutional, LLC (a New York Limited Liability Company) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with ASU 2023-07, Segment Reporting (Topic 280).

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2023.

New York, New York
February 28, 2025

DRIVEWEALTH INSTITUTIONAL, LLC
Statement of Financial Condition
As of December 31, 2024
(in thousands)

Assets		
Cash and cash equivalents	$	8,265
Receivables, net:		
Other brokers and exchanges		8,022
Clearing brokers		7,018
Deposit accounts with clearing brokers		367
Due from affiliates		7
Other assets		57
Total Assets	$	23,736
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other	$	1,821
Due to affiliates		4,022
Total Liabilities	$	5,843
Member's Equity		17,893
Total Liabilities and Member's Equity	$	23,736

Amounts may not sum due to rounding.

See Accompanying Notes to the Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

DriveWealth Institutional, LLC (formerly, Cuttone & Company, LLC) (the "Company") was formed in New York in 2016. Pursuant to a membership interest purchase agreement, effective January 1, 2021, the Company was acquired as a wholly owned subsidiary of DriveWealth Holdings, LLC (the "Holding Company"). On January 28, 2021, the Company changed its name to DriveWealth Institutional, LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to the provisions of the SEC Uniform Net Capital Rule ("Rule 15c3-1").

The Company executes orders on behalf of third-party and affiliated brokerage firms. The Company also engages in proprietary trading of securities for its own account. All customer securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii) and limits its other business activities, including floor brokerage and proprietary trading, contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. §240.17a-5.

The Holding Company also wholly owns the subsidiaries DriveWealth, LLC, DriveWealth Technologies, LLC, DriveLoyalty, LLC, DriveAdvisory, LLC, DriveWealth Institutional, LLC, DriveLiquidity, LLC, DriveDigital, LLC, DriveWealth Europe UAB, DriveWealth Singapore PTE. Ltd., DriveDigital US Corp. DriveWealth, LLC is a broker-dealer which sends retail flow through to the Company to execute. The retail clients of DriveWealth, LLC trade on the DriveWealth, LLC platform, who then routes this retail flow to the Company. The Company executes said order flow following best execution obligations. DriveWealth Technologies, LLC provides technology services to the Company, such as IT support and cloud management. DriveWealth Europe UAB holds a license pursuant to Markets in Financial Instrument Directive (MiFiD) rules and does not conduct business with the Company. DriveWealth Singapore PTE. Ltd and does not conduct business with the Company. holds a capital markets services license pursuant to the Monetary Authority of Singapore (MAS). DriveLoyalty, LLC, DriveAdvisory, LLC, DriveLiquidity, LLC, DriveDigital, LLC, and DriveDigital US Corp do not conduct business with the Company except where there are shared expenses."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

4

Cash consists of deposits with banks and Clearing Brokers and all highly liquid investments, with maturities of three months or less. The Company maintains cash and cash equivalents in bank and Clearing Broker deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held $16 of cash equivalents which consisted of money market accounts as of December 31, 2024.

Currently Expected Credit Losses ("CECL")

The Company measures credit losses on financial instruments in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework.

The Company's receivables primarily consist of commissions due from Clearing Brokers and other brokers. Commission receivables are generally due within 30 days or less. The credit risk associated with Commission receivables is that the Clearing Broker and the brokers are unable to pay the commissions in full as per the contractual obligation. The Company's expectation is that the credit risk associated with receivables is not significant until they are past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2024.

December 31, 2023	$	6
Provision for credit loss		34
Write-offs		(6)
December 31, 2024	$	34

Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2024, the Company's reporting of operations for tax years 2021, 2022, and 2023 are subject to examination by the tax authorities.

In accordance with US GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a

later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

No interest expense or penalties related to unrecognized tax benefits have been recognized for the year ended December 31, 2024.

Lease Accounting

The Company accounts for leases under Topic 842. The guidance requires the recognition of assets and liabilities on the Statement of Financial Condition to the rights and obligations created by lease agreements with terms greater than 12 months, regardless of whether they are classified as finance or operating leases. As of December 31, 2024, the Company had no long-term leases.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. Short-term lease payments are expensed on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. All the Company's lease obligations meet the criteria of short-term leases.

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2024, no agreements or arrangements existed that would be classified as a lease under the guidance including the allocated rent payable to the Holding Company pursuant to the expense sharing agreement.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments.

3. RECEIVABLES FROM CLEARING BROKERS, OTHER BROKERS, AND EXCHANGES

As of December 31, 2024, the amount due from clearing and other brokers includes principal transaction proceeds held at Clearing Brokers, direct commissions earned and billed to other brokers, and liquidity rebates receivable from exchanges, net of applicable clearing charges and fees. In addition, the Company has cash balances at the Clearing Brokers, including the required clearing deposits.

Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance, and supportable forecasts to determine expected credit loss. During 2024, management assessed the credit risk to be minimal after considering the factors under CECL framework, however, as December 31, 2024, the Company identified certain receivables which required an allowance for credit loss to be recorded in the amount of $34 on the financial statements.

Amounts receivable, net of estimated credit losses, from the clearing and other brokers as of December 31, 2024, consists of the following:

Commissions earned, principal transaction proceeds and cash balance due from Clearing Brokers	$	7,018
Direct billing due from other brokers		3,085
Receivables from exchanges		4,937
Total receivables from brokers and exchanges	**$**	**15,407**

The clearing and depository operations for the Company's and Customer's securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the Clearing Brokers.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2024, the balance with related parties was as follows:

Assets		
DriveWealth Technologies, LLC	$	7
Liabilities		
DriveWealth, LLC	$	4,022

The Company receives retail volume from DriveWealth, LLC, an affiliated broker dealer, to execute and compensates DriveWealth, LLC for the volume and charges DriveWealth, LLC for the volume driven exchange transactions fees per a revenue and cost sharing agreement.

DriveWealth Technologies, LLC provides employee compensation, such as salary and fringe benefits, and technology services to the Company, such as IT support and cloud management.

The Company has an expense sharing agreement with the Holding Company for leases at the Jersey City, NJ and New York, NY offices and for direct general and administrative costs paid by the Holding Company.

5. CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash. The Company places its cash and firm investments with quality institutions. At times, cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2024, the Company's cash balances on deposit exceeded FDIC insurance limits by $8,015.

Three customers represented approximately 80% of receivables from other brokers and exchanges as of December 31, 2024, and one clearing firm represented 100% of receivables from clearings brokers.

6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) savings plan covering eligible employees of the Company; there was no employer contributions for the fiscal year ended December 31, 2024.

7. OFF BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. SEGMENT INFORMATION

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses Income Statement, Balance Sheet and Cash Flows to make decisions on resource and capital allocation. The Company effects transactions in equities asset class within the United States. We consider our operations to constitute a single operating segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies and SEC rule 15c3-1. Total Segment assets is $23,736 as of December 31, 2024.

9. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2025, and February 28, 2025, which is the date the financial statements are issued. There have not been material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements